Exhibit 3.1

SECOND AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

MARBLEGATE ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

MARBLEGATE ACQUISITION CORP. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

1)

The name of the Corporation is Marblegate Acquisition Corp. The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 10, 2020 (the “Original Certificate”). An Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 30, 2021 (the “Amended and Restated Certificate of Incorporation”) and an Amendment to the Amended and Restated Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on December 7, 2022 (the “First Amendment”).

2)	This Second Amendment to the Amended and Restated Certificate of Incorporation (this “Second Amendment”) amends and restates the First Amendment in its entirety.

3)

This Second Amendment was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time, and shall become effective on the date of filing with the Secretary of State of the State of Delaware.

4)	Certain capitalized terms used in this Second Amended are defined where appropriate herein.

5)	The text of Section 4.3(b)(i) of Article IV is hereby amended and restated to read in full as follows:

Shares of Class B Common Stock shall be convertible into shares of Class A Common Stock on a one-for-one basis (the “Initial Conversion Ratio”) (A) at any time at the election of each holder of such shares of Class B Common Stock and (B) automatically upon the closing of the Business Combination.

4) The text of Section 9.1(b) of Article IX is hereby amended and restated to read in full as follows:

Immediately after the Offering, a certain amount of the net offering proceeds received by the Corporation in the Offering (including the proceeds of any exercise of the underwriters’ over-allotment option) and certain other amounts specified in the Corporation’s registration statement on Form S-1, as initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 9, 2021, as amended (the “Registration Statement”), shall be deposited in a trust account (the “Trust Account”), established for the benefit of the Public Stockholders (as defined below) pursuant to a trust agreement described in the Registration Statement. Except for the withdrawal of interest to pay taxes (less up to $100,000 of interest to pay dissolution expenses), none of the funds held in the Trust Account (including the interest earned on the funds held in the Trust Account) will be released from the Trust Account until the earliest to occur of (i) the completion of the initial Business Combination, (ii) the redemption of 100% of the Offering Shares (as defined below) if the Corporation is unable to complete its initial Business Combination within 27 months from the closing of the Offering (or, if the Office of the Delaware Division of Corporations shall not be open for a full business day (including filing of corporate documents) on such date, the next full business day on which the Office of the Delaware Division of Corporations shall be open (the “Deadline Date”) and (iii) the redemption of shares in connection with a vote seeking to amend any provisions of this Amended and Restated Certificate (a) to modify the substance or timing of the Corporation’s obligation to provide for the redemption of the Offering Shares in connection with an initial Business Combination or to redeem 100% of such shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (b) with respect to any other material provisions relating to stockholders’ rights or pre-initial Business Combination activity (as described in Section 9.7). Holders of shares of Common Stock included as part of the units sold in the Offering (the “Offering Shares”) (whether such Offering Shares were purchased in the Offering or in the secondary market following the Offering and whether or not such holders are the Sponsor or officers or directors of the Corporation, or affiliates of any of the foregoing) are referred to herein as “Public Stockholders.”

5) The text of Section 9.2(a) of Article IX is hereby amended and restated to read in full as follows:

(a) Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.

6) The text of Section 9.2(e) of Article IX is hereby amended and restated to read in full as follows:

(e) If the Corporation offers to redeem the Offering Shares in conjunction with a stockholder vote on an initial Business Combination, the Corporation shall consummate the proposed initial Business Combination only if such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.

7) The text of Section 9.2(f) of Article IX is hereby deleted in its entirety.

8) The text of Section 9.7 of Article IX is hereby amended and restated to read in full as follows:

If, in accordance with Section 9.1(a), any amendment is made to Section 9.2(d) to modify (i) the substance or timing of the ability of Public Stockholders to seek redemption in connection with an initial Business Combination or the Corporation’s obligation to redeem 100% of the Offering Shares if the Corporation has not consummated an initial Business Combination by the Deadline Date or (ii) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, the Public Stockholders shall be provided with the opportunity to redeem their Offering Shares upon the approval of any such amendment, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Corporation to pay its taxes, divided by the number of then outstanding Offering Shares.

IN WITNESS WHEREOF, Marblegate Acquisition Corp. has caused this Second Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of this 27th day of June, 2023.

MARBLEGATE ACQUISITION CORP.

By:	/s/ Andrew Milgram
Name:	Andrew Milgram
Title:	Chief Executive Officer